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FOUNDED 1866

February 9, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. John Grzeskiewicz
Mr. Anthony Burek
Division of Investment Management

Re:	FedFund (the “Acquiring Fund”), a series of BlackRock Liquidity Funds (the “Acquiring Trust”), Registration Statement on Form N-14 (File No. 333-208786)

Ladies and Gentlemen:

On behalf of the Acquiring Fund, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), Pre-Effective Amendment No. 1 (the “Amendment”) to the Trust’s Registration Statement on Form N-14 (the “Registration Statement”), containing the Combined Prospectus/Proxy Statement and Statement of Additional Information of the Acquiring Fund and BofA Government Plus Reserves (the “Target Fund”), a series of BofA Funds Series Trust (the “Target Trust”), and the notice for the special meeting of the shareholders of the Target Fund (the “Special Meeting”). At the Special Meeting, the shareholders of the Target Fund will be asked to approve a proposal containing a series of transactions, which will result in shareholders of the Target Fund becoming shareholders of the Acquiring Fund, a money market fund advised by BlackRock Advisors, LLC. The proposed transactions include the reorganization of the Target Fund with the Acquiring Fund (the “Reorganization”). The Target Fund and the Acquiring Fund are referred to herein collectively as the “Funds.” The Acquiring Fund after consummation of the Reorganization is referred to herein as the “Combined Fund.”

Pursuant to the Reorganization, the Acquiring Fund would acquire substantially all of the assets of, and assume certain stated liabilities of, the Target Fund in exchange for shares of the Acquiring Fund to be distributed pro rata by the Target Fund to its shareholders in complete liquidation and termination of the Target Fund.

The Reorganization is expected to occur in early April 2016. It is expected that the Combined Prospectus/Proxy Statement and accompanying notice of Special Meeting will be transmitted to shareholders of record of the Target Fund in February 2016.

The Amendment is being filed for the purpose of completing the information required to be provided in the Registration Statement and to make certain additional changes. The Amendment also contains the Funds’ responses to the telephonic comments provided by Mr. John Grzeskiewicz on January 29, 2016 and Mr. Anthony Burek on February 1, 2016, each of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Acquiring Trust’s initial Registration Statement on Form N-14 filed with the Commission on December 29, 2015 covering the Reorganization.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Funds. The Funds’ responses to the Staff’s comments are set out immediately under the restated comment.

Unless otherwise indicated, defined terms used herein have the meaning set forth in the Registration Statement.

General Comments

Comment: Please explain supplementally whether the Funds have implemented the applicable provisions of recent amendments to Rule 2a-7 adopted by the Commission (“Money Market Reforms”). Please also describe whether the Target Fund and/or the Acquiring Fund have implemented, or will be required to implement, substantive changes to portfolio management as a result of the applicable provisions of Money Market Reforms.

Response:

Target Fund: The Target Fund’s prospectus states that it “intends to be a ‘government money market fund,’ as such term is defined in or interpreted under Rule 2a-7 under the Investment Company Act of 1940.” The Target Fund’s portfolio already complies with the requirements for a government money market fund and other amendments to Rule 2a-7, so no substantive management changes would be required to comply with the Money Market Reforms.

Acquiring Fund: The Acquiring Fund, in compliance with Money Market Reforms, has adopted an investment policy to invest at least 99.5% of its total assets in cash, U.S. Treasury bills, notes and other obligations issued or guaranteed as to principal and interest by the U.S. Government, its agencies or instrumentalities, and repurchase agreements secured by such obligations or cash. The prospectuses and Statement of Additional Information of the Acquiring Fund have been supplemented to reflect this policy. Accordingly, the Acquiring Fund qualifies as a “government money market fund” (as defined in Rule 2a-7) and has not implemented, nor will be required to implement, substantive changes to portfolio management as a result of applicable provisions of Money Market Reforms.

Questions and Answers

Comment 1: In the response to the question “What happens if the Reorganization is not approved?”, please provide examples of alternatives to the Reorganization that the Target Board may consider if the Reorganization is not approved by shareholders.

Response: The following language has been added to the response to the question “What happens if the Reorganization is not approved?” (bold, underline formatting indicates additional language).

“If the Reorganization is not approved by shareholders of the Target Funds, and/or if any other Parallel Reorganization is not approved, the Reorganization may not occur, and the Target Board will consider other alternatives for the Target Fund, which alternatives may include the liquidation of the Target Fund.”

Comment 2: In the response to the question “What happens if the Reorganization is not approved?”, consider adding disclosure that clarifies the circumstances in which the Target Board and Acquiring Board may still proceed with the Reorganization if any of the other Parallel Reorganizations do not occur. Consider adding similar disclosure to other sections of the Registration Statement that discuss the circumstances of the Parallel Reorganizations.

Response: The following language has been added to the response to the question “What happens if the Reorganization is not approved?”. Similar language has also been added to other sections of the Registration Statement that discuss the circumstances of the Parallel Reorganizations.

“If any of the Parallel Reorganizations is not approved by the requisite shareholder vote, then the Reorganization may not be completed. In the event a Parallel Reorganization is not approved, BofA® Global Capital Management Group, LLC and BlackRock will consider the facts and circumstances that exist at the time of closing of the Reorganization and determine whether the Reorganization will still occur. If the Reorganization does not occur as contemplated in this Combined Prospectus/Proxy Statement, BofA will promptly notify shareholders of the Target Fund as to the status of the transaction. In such circumstances, the Target Board will examine alternatives to the Reorganization in light of the best interests of shareholders.”

Comment 3: In the response to the question “As a shareholder of the Target Fund, will I be able to retain checking account redemption privileges?”, considering adding disclosure that clarifies the circumstances in which shareholders of the Combined Fund may still partially or fully redeem shares, notwithstanding that the Combined Fund will not have checking account redemption privileges.

Response: The following language has been added to the response to the question “As a shareholder of the Target Fund, will I be able to retain checking account redemption privileges?” (bold, underline formatting indicates additional language).

“No. Shareholders of Capital Class Shares, Institutional Capital Shares, Trust Class Shares, Investor Class Shares, Investor II Class Shares and Daily Class Shares of the Target Fund may establish a checking account using the BofA Funds’ free checkwriting service. Each check written must be for a minimum of $250. Target Fund shareholders may only use checks to make partial redemptions; a check may not be used to make a full redemption of the shares held in the Target Fund. Shareholders of the Combined Fund will not be able to use checkwriting to redeem shares after the Reorganization because the Acquiring Fund does not offer such checkwriting privileges to its shareholders. However, shareholders of the Combined Fund will be able to submit redemption orders in respect of some or all of their Shares in the Combined Fund pursuant to the Combined Fund’s redemption policies.

Summary—Fees and Expenses

Comment 1: Please include the full name of the Acquiring Fund in the columns that show Pro Forma information.

Response: The full name of the Acquiring Fund (FedFund) has been included in all columns that show Pro Forma information in the Amendment.

Statement of Additional Information

Comment 1: In the table showing Net Annual Portfolio Operating Expenses, please revise the Target Fund Net Expenses for the Institutional Capital Shares to “0.20%” and revise the Target Fund Net Expenses for the Institutional Class Shares to “0.24%”.

Response: The above change has been made in the Amendment.

Please do not hesitate to contact me at (212) 839-5969 if you have comments or if you require additional information regarding the Acquiring Trust’s Registration Statement.

Very truly yours,

/s/ Carla Teodoro
Carla Teodoro

cc:	Benjamin Archibald

John A. MacKinnon